VIA EDGAR

September 13, 2012

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                               Hospira, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011, Filed February 14, 2012 (“2011 Form 10-K”);
Form 10-Q for the Quarterly Period Ended June 30, 2012, Filed August 1, 2012;
Form 8-K Dated August 1, 2012, Filed August 1, 2012;
File No. 001-31946

Dear Mr. Rosenberg:

This letter responds to the Staff’s comment letter dated August 15, 2012 addressed to the undersigned regarding the above-referenced filings.  Set forth below are the responses of Hospira, Inc. (“Hospira” or “Company”) to the Staff’s comments.  Numbered responses below correspond to the numbering in the Staff’s letter.

Form 10-K for the Fiscal Year Ended December 31 , 2011
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 50

1.                                       You disclose that you assess the need for possible repatriation to the U.S. of foreign subsidiary earnings that are indefinitely invested abroad.  Given that your undistributed earnings of foreign subsidiaries is $1.7 billion at December 31, 2011 as disclosed on page 104, please provide us proposed disclosure to be included in future periodic reports that:

•                                          presents in liquidity and capital resources the amount of cash at period end held by your foreign subsidiaries and the potential impact on liquidity and capital resources of indefinitely investing these assets abroad; and

•                                          presents in Note 19 to your financial statements the amount of deferred taxes related to your permanently reinvested undistributed foreign earnings as required by ASC 740-30-50-2c.  In this regard, your statement that it is not practical to determine this liability does not meet the requirements of this guidance.  If on the other hand, you believe that it is not practicable to determine this amount, tell us why and provide us proposed disclosure to indicate that it is not practicable to determine this liability.

In addition, please tell us what consideration you gave to including a discussion in a risk factor of the risks to your business associated with these funds being indefinitely invested abroad and the potential risks and consequences if you repatriate the funds to the U.S.

Response:

In response to the Staff’s comment on liquidity and capital resources, the Company will revise its disclosures related to cash and cash equivalents held by foreign subsidiaries. Beginning with the Company’s quarterly report on Form 10-Q for the period ending September 30, 2012, the Company will revise its disclosures in the section captioned “Liquidity and Capital Resources,” similar to the following (which has been marked to show changes from the 2011 Form 10-K):

Of the total cash and cash equivalents at September 30, 2012, approximately $XXX.X million is held in foreign jurisdictions.  ~~Further,~~ Hospira regularly ~~has~~ reviews~~ed~~ its needs in the U.S. for possible repatriation of foreign subsidiary earnings, and ~~continues to indefinitely~~ intends to permanently invest all foreign subsidiary earnings outside of the U.S.  Hospira plans to use these foreign subsidiary earnings and cash held outside the U.S. in our foreign operations to fund foreign investments or meet foreign working capital and plant, property and equipment acquisition needs. We believe that our current U.S. cash flow from operations, U.S. cash balances and borrowing capacity under our credit facility are sufficient to meet U.S. operating and strategic needs. Additionally, the Company utilizes certain funding strategies in an effort to ensure its worldwide cash is available in the locations in which it is needed.  For the foregoing reasons, Hospira has no intention of repatriating cash held in foreign locations. Under current U.S. tax laws, if funds were repatriated for use in our U.S. operations, we could be required to pay additional income taxes, net of available foreign tax credits, at the tax rates then in effect.  Future changes in U.S. tax legislation ~~may require~~ could cause Hospira to reevaluate the ~~need for~~ possible repatriation of foreign subsidiary earnings.

In response to the Staff’s comment on Note 19 to the financial statements, the Company will revise its disclosures similar to the following, beginning with the Company’s Form 10-K for the period ending December 31, 2012 (which has been marked to show changes from the 2011 Form 10-K):

U.S. income taxes and foreign withholding taxes were not provided for undistributed earnings of certain foreign subsidiaries of $X.X billion, $1.7 billion, and $1.4 billion ~~and $1.0 billion~~ at December 31, 2012, 2011, and 2010, ~~and 2009~~ respectively. These undistributed earnings, which are considered to be permanently invested outside of the U.S., would be subject to taxes if they were repatriated to the U.S. as dividends ~~remitted as dividends~~. ~~At December 31, 2011, these undistributed earnings are intended to be permanently reinvested overseas; accordingly,~~ Due to the complexities associated with the U.S. taxation on earnings of foreign subsidiaries repatriated to the U.S., and the multiple tax jurisdictions involved, it is not practicable to determine the deferred tax liability on these permanently invested earnings.

In response to the Staff’s comment on risk factor considerations, the Company confirms that it evaluates on a quarterly and annual basis those risks that could have an impact on the Company’s business, financial condition, results of operations and cash flows. For those risks the Company considers significant, the Company includes a detailed description in its periodic reports. The Company did not specifically mention any potential risk or consequence from the repatriation of funds to the U.S. because it believed, and continues to believe, that such an event is highly unlikely and, thus, does not constitute a significant risk to the Company’s business.  As outlined above, the Company does not intend to repatriate funds to the U.S. and believes that current capital resources and the liquidity provided by its existing funding strategies will be sufficient to finance its domestic operations for the foreseeable future.  The Company confirms that in future periodic filings, if the risk related to repatriation changes significantly, then it will consider specific disclosures related to that risk.

Notes to Consolidated Financial Statements
Note 1 — Summary of Significant Accounting Policies
Concentration of Risk, page 77

2.                                       You disclose that your outstanding net trade receivables in Greece, Italy, Portugal, and Spain totaled $118.3 million at December 31, 2011.  You also disclose delays in the collection of receivables from sales in these countries.  Please provide us proposed revised disclosure to be included in future periodic reports that presents a breakdown, by country, segregated between sovereign and any non-sovereign exposures of your trade receivables gross and net of allowances.  In addition, please provide disclosure on hedges, including derivatives such as credit default swaps that you may use to mitigate risk.  Incorporate additional risk management disclosures which provide investors with insight into how you are monitoring and/or mitigating exposures.  In addition, separately tell us the payment terms and the aging of these receivables.

Response:

In response to the Staff’s comment, the Company will revise its disclosures similar to the following, beginning with the Company’s quarterly report on Form 10-Q for the period ending September 30, 2012 (which has been marked to show changes from the 2011 Form 10-K):

Hospira provides credit to its customers in the normal course of business and does not require collateral. In estimating the allowance for doubtful accounts, management considers historical collections, the past-due status of receivables and economic conditions. Hospira conducts business with certain government supported customers or distributors, including those in Greece, Italy, Portugal and Spain, among other European countries, where deteriorating credit and economic conditions continue to present significant challenges. While the European economic downturn has not significantly impacted Hospira’s ability to collect these receivables, such conditions have resulted, and may continue to result, in delays in the collection of receivables. Hospira continually evaluates these receivables, particularly in Greece, Italy, Portugal and Spain, and other parts of Europe for potential risks associated with sovereign credit ratings and governmental healthcare funding and reimbursement practices. In addition, Hospira monitors economic conditions and other fiscal developments in these countries. As of ~~December 31, 2011~~ September 30, 2012, Hospira’s ~~net~~ trade receivables in Greece, Italy, Portugal and Spain totaled approximately ~~$118.3 million of which approximately 86% were related to government supported receivables~~ $XX (gross) and $XX (net of allowances). Of these net trade receivables, $XX and $XX related to customers in Spain and Italy, respectively. As of September 30, 2012, of the Spain and Italy net receivables, XX% and XX%, respectively, were from public hospitals primarily funded by the government.

The Company has provided information for the countries with significant balances. For example, as of December 31, 2011, net trade receivables for Spain and Italy were approximately $56 million and $43 million, respectively.  The Company has not provided the other detail requested by the Staff since the Company does not believe the omitted information is material. In response to the Staff’s comment on additional risk management disclosures, the Company does not engage in hedging activities, such as credit default swaps. The Company monitors the potential for, and periodically has utilized, non-recourse factoring arrangements and insurance policies to reduce the Company’s exposure to potential credit risks associated with the aforementioned trade receivables. However, since the use of such arrangements has not been material to date, the Company has not disclosed such risk mitigating activities in its periodic reports.

In response to the Staff’s request for additional information related to payment terms and aging of these receivables, the Company’s standard contractual payment terms for trade receivables with sovereign related customers are generally between 60 and 90 days. The amount of trade receivables greater than 365 days past due, as of December 31, 2011, was $0 million, $4.3 million, $2.9 million and $14.4 million for Greece, Italy, Portugal and Spain, respectively.  The amount of trade receivables greater than 365 days past due as of June 30, 2012 was approximately $0 million, $3.9 million, $5.5 million and $0.5 million for Greece, Italy, Portugal and Spain, respectively.

Note 2 — Business Acquisitions, page 84

3.                                       Please provide us proposed revised disclosure to be included in future periodic reports that indicates your accounting policy for business combinations.  In your disclosure, please specifically indicate:

•                                          that you apply the acquisition method;

•                                          how you record assets acquired and liabilities assumed;

•                                          how you determine the value of goodwill; and

•                                          how you treat acquisition costs.

Response:

In response to the Staff’s comment, the Company will disclose its business combinations accounting policy, similar to the below, beginning with the Company’s quarterly report on Form 10-Q for the period ending September 30, 2012:

Business combinations are accounted for using the acquisition method of accounting. Under the acquisition method, assets acquired, including in-process research and development (IPR&D) projects, and liabilities assumed, are recorded at their respective fair values as of the acquisition date in our consolidated financial statements. The excess of consideration transferred to the seller over the fair value of the net assets acquired is recorded as goodwill. Acquisition costs, such as legal costs, audit fees and business valuation costs, are expensed as incurred.

4.                                       For each of your business combinations in this note you refer to purchase price allocations.  Please provide us proposed revised disclosure to be included in future periodic reports that removes reference to a purchase price allocation as that is a construct of the purchase method.  Under the acquisition method, assets acquired and liabilities assumed are generally recorded at fair value and goodwill is determined by the excess of the fair value of the consideration transferred to the seller over the fair value of the net assets acquired.

Response:

In response to the Staff’s comment, the Company will revise the business combinations related disclosures, as set forth in Appendix A of this letter, beginning with the Company’s annual report on Form 10-K for the period ending December 31, 2012.  For illustrative purposes, the Company’s proposed disclosure is based on the Company’s Note 2, Business Acquisitions, in the 2011 Form 10-K. It has been marked to show changes.

Form 10-Q for the Quarterly Period Ended June 30, 2012
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Certain Quality and Product Related Matters, page 21

5.                                       Please provide us proposed expanded disclosure to be included in future periodic reports that discloses:

•                                          The Form 483 observations or comparable inspection results from other governmental regulatory agencies received by each of your facilities since April 2010 and the status of those inspections.  In this regard, we note your statements in your May 1, 2012 and August 1, 2012 conference calls concerning inspections, observations and Form 483s for facilities other than Clayton and Rocky Mount;

•                                          The production and release levels of Rocky Mount for the nine month period ending September 30, 2012, and whether you expect there to be a material change from that level in your fourth quarter.  In this regard, we note your statement in your August 1, 2012 conference call that Rocky Mount is “returning to the 60% to 70% production and release levels.  We expect to remain at this level during the third quarter and then modestly increase through the end of the year;” and

•                                          Disclosure describing and summarizing the remediation process, including the issues you have encountered at Rocky Mount.  In this regard, we note your statement in your August 1, 2012 conference call that there were “a lot of issues” encountered at this facility.

Response:

Request for Expanded Disclosure Related to Form 483 Observations or Comparable Inspection Results.  As noted in the 2011 Form 10-K, the Company is a global provider of injectable drugs and infusion technologies.  As such, all of the Company’s manufacturing and other facilities are subject to periodic and routine inspections by the U.S. Food and Drug Administration (“FDA”) and other governmental authorities to verify compliance with current FDA and other governmental regulatory requirements.  In the past, these inspections have led to the Company receiving inspection observations (in the context of FDA oversight, commonly called Form 483 observations) and other notices alleging potential violations of applicable regulations and standards.  In response to FDA or other governmental inspections and observations, the Company has developed definitive action plans, implemented remediation programs and modified its practices to address these issues.  According to the FDA,

[t]he FDA Form 483 does not constitute a final Agency determination of whether any condition is in violation of the [Food Drug and Cosmetic] FD&C Act or any of its relevant regulations.  The FDA Form 483 is considered, along with a written report called an Establishment Inspection

Report, all evidence or documentation collected on-site, and any responses made by the company.  The Agency considers all of this information and then determines what further action, if any, is appropriate to protect public health.

FDA Form 483 Frequently Asked Questions, http://www.fda.gov/ICECI/EnforcementActions /ucm256377.htm (last updated March 13, 2012).

The Company believes that regulatory inspections and the resulting observations (including the FDA’s Form 483 observations) are common and routine in the pharmaceutical and medical device industries, and are an accepted necessity of operating in the healthcare industry.  From 2010 to the present, the Company has been inspected over 150 times by approximately 43 different regulatory agencies.  This included inspections of the Company’s manufacturing sites, distribution centers, commercial regional headquarters, and commercial affiliate offices.  There were no observations noted in over 70 of the inspections.  The remaining inspections resulted in over 700 observations, the vast majority of which we believe have been subsequently resolved to the satisfaction of the applicable regulatory authority.

The Company describes this substantial regulatory oversight in detail in multiple sections of the 2011 Form 10-K and subsequent Forms 10-Q.  (See the Company’s 2011 Form 10-K, Part I, Item 1 (under the captions, “Manufacturing,” “Quality Assurance,” “Governmental Regulation and Other Matters,” and the Risk Factor, “Hospira’s issues with its quality systems and processes could have an adverse effect upon Hospira’s business, subject Hospira to further regulatory action and costly litigation, and cause a loss of confidence in Hospira and its products.”) and Part II, Item 7 (under the captions, “Certain Quality and Product Related Matters,” and “Results of Operations”), and the Company’s subsequent Forms 10-Q under the caption “Certain Quality and Product Related Matters”).

Since the Company considers governmental inspections, observations, and the resulting remediation actions to be part of the ordinary course of doing business, the Company has not disclosed Form 483 observations or comparable inspection results at all of our facilities in its periodic reports.  The Company does not believe such information is appropriate for its annual or quarterly filings given the routine and common nature of such information.  Nor does the Company believe that such information is material to the Company’s business, since as outlined by the FDA’s FAQ above, a Form 483, by itself, does not constitute a final determination that a condition is in violation of the FD&C Act or any of its relevant regulations.  Moreover, given the sheer number of inspections and inspectional observations each year, many of which have been subsequently resolved, and the technical nature of the observations, the Company believes that the inclusion of such information would decrease the effectiveness of the periodic reports, potentially obscure material information, and not promote further understanding.  See the SEC’s Interpretive Release, Release No. 33-8350, where the SEC notes that “the effectiveness of MD&A decreases with the accumulation of unnecessary detail or duplicative or uninformative disclosure that obscures material information.”

That being said, however, the Company does not consider the receipt of a warning letter to be normal, routine or part of the ordinary course of its business.  The FDA issues a warning letter to a company if it believes a company’s responses to observations or corrective measures are inadequate. For that reason, the Company does provide detailed disclosure in its current (Form 8-K) and subsequent periodic (Forms 10-Q and 10-K) reports regarding any FDA warning letters that are issued in connection with the FDA’s inspections of the Company’s pharmaceutical and device manufacturing facilities.  The Company has filed a Form 8-K within 4 business days of the Company’s receipt of each FDA warning letter to promptly alert the investing public of the warning letter (see Forms 8-K filed on August 14, 2009, April 16, 2010, and August 28, 2012).   In addition, because of the importance of a FDA warning letter, the Company has disclosed information about the Form 483 observations relevant to facilities that are subject to a warning letter in its periodic reports.  For example, beginning in 2010, the Company included an additional section in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (“MD&A”) of its periodic reports, which describes the FDA’s warning letter, subsequent regulatory actions at the plants covered under the warning letter and the Company’s remediation actions.  For the foregoing reasons, the Company believes that its previous disclosures are appropriate and no further disclosure is necessary.

Request for Expanded Disclosure Related to Production and Release Levels at Rocky Mount.  In the 2011 Form 10-K, the Company included the following disclosure related to the risks of lower production and release levels in the Risk Factors section:

Certain of Hospira’s products are produced at a single manufacturing facility, and we face risks inherent in manufacturing our products at a single facility or a single site. Any disruption would likely lead to substantial production delays. If this occurs, we may be unable to satisfy customer orders on a timely basis, if at all. During 2010 and 2011, Hospira temporarily shut down certain of its production lines or slowed the release of certain products to respond to certain quality issues, as described in the section captioned “Manufacturing” in “Item 1 Business.” Such disruptions have adversely impacted, and continue to adversely impact, Hospira’s ability to manufacture and sell its products. If Hospira experiences any further significant interruptions of manufacturing or further slow down in the release of products at any of its facilities, such an interruption could further materially and adversely affect Hospira’s ability to manufacture and sell its products.

The Company included additional disclosure related to the impact of lower production and release levels in the 2011 Form 10-K in the MD&A sections captioned, “Certain Quality and Product Related Matters” and “Results of Operations — Gross Profit.” The Company updated these disclosures in subsequent Forms 10-Q (see the Company’s second quarter 2012 Form 10-Q, and the sections captioned

“Certain Quality and Product Related Matters” and “Gross Profit” in the MD&A, where the Company discloses higher manufacturing spending related to strengthening quality, compliance and production processes, and the higher costs associated with manufacturing inefficiencies).

While the metric related to 60-70% production and release levels offers some additional background information into the Company’s view of the progress of the remediation activities at Rocky Mount, it does not speak to the FDA’s view of the Company’s progress.  The real arbiter of the success or failure of the Company’s remediation activities is the FDA.  The FDA will determine the success or failure of the Company’s remediation plans at subsequent re-inspections at the impacted facilities.  As the success of the Company’s remediation actions is dependent upon the outcome of such FDA inspections, the Company can give no assurance that the production and release levels at Rocky Mount will increase, decrease or stay static.  Thus, current levels or trends for production and release at Rocky Mount are not indicative of future levels at that plant, nor can this measure promote comparability to other Company facilities or the healthcare industry as a whole.  This metric is not an appropriate disclosure in the context of the MD&A since it does not promote further understanding of the ultimate success of the Company’s remediation activities, as determined by the FDA. The Company believes that its previous disclosures in its periodic reports are appropriate, and no further disclosure is necessary.

Request for Expanded Disclosure Related to the Remediation Process, Including the Issues Encountered at Rocky Mount.  The Company will first address the Staff’s request for expanded disclosure in the Company’s periodic reports related to the issues encountered at Rocky Mount.  The reference to “a lot of issues” in the Staff’s comment relates to a response to a question asked by an analyst during the Company’s second quarter 2012 earnings call.  In the response, the Company’s Chief Executive Officer noted that while the Company has encountered a lot of issues at Rocky Mount, those issues were manageable. That answer is in line with statements made by the Company in its earnings calls and periodic reports since the inception of the Company’s warning letter remediation activities.  The Company has consistently and routinely acknowledged that:  i) the Company’s remediation plans are not a quick fix, ii) it will take time, money and other resources to move past this warning letter and the subsequent Form 483 observations at the impacted facilities, and iii) additional unforeseen obstacles and challenges will be uncovered along the way.  To date, the Company believes that these additional unforeseen obstacles and challenges (including the “issues” discussed during the second quarter earnings call) are manageable, and as outlined in the Company’s public statements, an undeniable and natural consequence of the extensive remediation activities at the impacted sites.  The Company does not believe a detailed account of each issue uncovered during the remediation process at Rocky Mount “promotes understanding” of the Company’s remediation progress, or overall financial condition or operating performance, and would provide “unnecessary information overload” for investors.  See the SEC’s Interpretive Release, Release No. 33-8350, where the SEC cautions issuers to avoid unnecessary information overload for investors where it does not promote understanding.  In light of the above, the

Company believes that its previous disclosures in its periodic reports are appropriate, and no further disclosure is necessary.

With respect to the Staff’s comment on the remediation process generally, the Company believes that its remediation plans are highly technical and detailed, and are constantly evolving, based on the Company’s internal assessments, learnings at other facilities, interactions with consultants and further written and oral communications with the FDA.  Given the detailed, technical, and evolving nature of the remediation plans, the Company does not believe they could or should be summarized in the context of the MD&A. The Company also believes such disclosure would be “unnecesary detail,”  and would not be meaningful information for investors.  See the SEC’s Interpretive Release, Release No. 33-8350, where the SEC notes that “the effectiveness of MD&A decreases with the accumulation of unnecessary detail or duplicative or uninformative disclosure that obscures material information.”

Probably most important, however, is that the Company can give no assurances that those detailed remediation plans will result in a level of improvement that is acceptable to the FDA.  The FDA’s level of satisfaction with the Company’s remediation efforts will be communicated upon subsequent re-inspections at the impacted facilities.  Thus, the Company deems the FDA’s re-inspections of plants impacted by the warning letter to be an appropriate subject for the MD&A disclosures.  In that regard, the Company has included detailed disclosures regarding the 2010 warning letter, and subsequent Form 483 observations at the impacted plants, in its periodic reports.  In addition, the Company has disclosed the aggregate pre-tax charges it expects to incur over the next 2 to 3 years for these quality and product related matters, including a historical breakdown of those charges by product and remediation area.  (See the Company’s Form 10-Q for the quarter ended June 30, 2012, and the section captioned “Certain Quality and Product Related Matters” and the sub-section captioned “Financial Related Impact” in the MD&A.) The Company believes that its previous disclosures in its periodic reports are appropriate, and no further disclosure is necessary.

Form 8-K filed August 1, 2012
Exhibit 99.1

6.                                      It appears that you are giving undue prominence to non-GAAP measures on page 3 of your release when you discuss adjusted income and the effective tax rate on an adjusted basis without discussion of the most comparable GAAP measures.  Please provide us proposed revised disclosure to be included in future earnings releases that balances discussion of non-GAAP measures with their most comparable GAAP measures.  Please see Instruction 2 to Item 2.02 of Form 8-K which indicates that the provisions of Item 10(e)(1)(i) apply to these public disclosures.

Response:

As required by Item 10(e)(1)(i) of Regulation S-K, the Company confirms it will not include a non-GAAP financial measure in future earnings releases, unless it provides the most comparable GAAP financial measure “with equal or greater prominence.”  As requested by the Staff, the Company proposes to revise its disclosure in future earnings releases.  For illustrative purposes, the Company’s proposed disclosure is based on the Company’s discussion of adjusted income and the effective tax rate on an adjusted basis on page 3 of the earnings release furnished pursuant to the Form 8-K dated August 1, 2012.  The proposed revised disclosure has been marked to show the changes the Staff has requested.  The proposed future disclosure would be similar to the following:

Income from operations decreased 101% to a loss from operations of $2 million in the second quarter of 2012.  The majority of the decline reflects the impact of certain quality and product related charges and facilities optimization and other restructuring charges, as detailed in the schedules attached to this press release.  ~~Adjusted* income from operations decreased 45 percent to $117 million in the second quarter of 2012.~~   In addition, ~~T~~the ~~majority of the~~ decline reflects the impact of costs associated with higher year-over-year manufacturing expense and inventory losses, and~~.  Additionally, operating costs increased in the second quarter of 2012 due to~~ expected higher research and development spending, as well as higher selling and promotional expenses.  Adjusted* income from operations decreased 45 percent to $117 million in the second quarter of 2012.

The effective tax rate in the quarter was a benefit of 70.1 percent compared to an expense of 21.8 percent in the second quarter of 2011.  The tax benefit resulted primarily from continuous improvement and quality and product related expenses incurred that exceeded earnings in higher tax rate jurisdictions.  The effective tax rate on an adjusted basis* in the quarter was 19.0 percent compared to 23.0 percent in the second quarter of 2011.  ~~The decrease is primarily due to lower operating income in higher-tax-rate jurisdictions.~~

Additionally, in the second quarter 2012 earnings release and corresponding Form 8-K, consistent with past earnings releases that contained non-GAAP financial measures, the Company cautioned investors that non-GAAP financial measures are intended to supplement the applicable GAAP measures, and should not be considered in isolation from, or a replacement for, financial measures prepared in accordance with GAAP.  The Company will continue to provide this cautionary language in future press releases that contain non-GAAP financial measures.

7.                                      In your reconciliation tables for your non-GAAP performance measures in 2012 you add back certain quality and product related charges to the GAAP performance measure.  Given that these charges appear to be the direct result of deficient processes and procedures under FDA current Good Manufacturing Practices, please tell us why you believe adding back these expenses is appropriate.  In this regard, it appears that at least some of these costs cannot be avoided to produce compliant saleable product and that their removal presents a performance measure that does not include all costs to manufacture product compliant with all applicable regulations.  In your response, please specifically address each of the significant classifications of expenditures excluded in your non-GAAP measures, including at a minimum, third party oversight and consulting costs, reduced production volume and extended production downtime related costs, device remediation costs and costs for deployment to customers.

Response:

Beginning with the Company’s second quarter 2010 earnings release, the Company excluded certain quality and product related charges from its GAAP financial measures.  As described in the Company’s Item 2.02 Forms 8-K, those excluded charges relate to third party oversight and consulting costs, reduced production volume, extended production downtime related costs, certain device remediation costs to address identified quality issues, and the related costs for deployment to customers.  The Company’s Forms 8-K further identify these charges as being directly associated with the Company’s holistic response to the FDA’s 2010 warning letter, subsequent Form 483 observations, and the Company’s comprehensive device product review and certain device related remediation activities.  The Company specifically identifies these quality and product related charges by product line and remediation area in the second quarter 2012 Form 10-Q (under the section captioned “Certain Quality and Product Related Matters — Financial Related Impact” in the MD&A).

The Company does not consider these quality and product related costs to be normal, operating expenses necessary to operate the business for the following reasons:

•                  the Company has not maintained in the past, and does not expect to maintain in the future, this magnitude or type of expense in its cost base to produce compliant and saleable product;

•                  the Company expects to eliminate the excluded charges, including third party oversight and consulting costs and the costs to remediate devices that have been on the market for extended periods, in future periods, and the adverse impact of reduced production volumes and extended production downtime related costs associated with the warning letter will be eliminated in future periods; and

•                  the nature and extent of the charges are not mandated by the FDA and are not necessary costs to manufacture product compliant with all applicable regulations.  The charges are only necessary because the Company self-imposed a significant number of comprehensive remediation actions in response to the warning letter, including implementing quality improvement initiatives at all of its facilities in response to the warning letter, and because the Company decided to undertake a comprehensive product review of all of its medication management products.

As described in the Company’s Forms 8-K, the non-GAAP financial measures are used by management to facilitate a more complete analysis and greater transparency into the Company’s ongoing results of operations, particularly in comparing underlying results from period to period.  The Company also uses these measures to monitor business unit performance for financial planning purposes, and to evaluate management performance.  The Company believes that providing such information allows investors to evaluate Company performance through the eyes of management, and allows investors to evaluate the Company’s ongoing operational performance against other companies in the same industry.  If the Company didn’t exclude such expenses, investors could extrapolate future performance from an improper base.

It is important to note, however, that the charges excluded above for “certain” quality and product related matters do not constitute the entire increased cost of the Company’s quality operations.  The Company agrees with the Staff’s statement “that at least some of these costs cannot be avoided to produce compliant saleable product”.  As noted in the Company’s 2011 Form 10-K and subsequent Forms 10-Q, the Company’s overall cost of quality operations have been impacted by the Company’s quality issues and will continue to be impacted in the future.  Those costs that the Company considers to be integral to the overall cost of quality have not been excluded from the GAAP financial measures. For example, the Company has not excluded from its GAAP measures those costs incurred for the additional permanent manufacturing quality and laboratory personnel at the impacted facilities.  The Company has also not excluded the costs to recall products not associated with these comprehensive programs or inventory losses, since the Company deems those charges inherently related to the manufacture of compliant product, and normal on-going operations.

The Company acknowledges that:

•                                          it is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                                          it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, feel free to contact Brian Smith at 224-212-2851 or the undersigned at 224-212-2941.

Sincerely,

/s/ Thomas E. Werner

Thomas E. Werner

Senior Vice President, Finance and Chief Financial Officer

cc:           Christine Allen, Staff Accountant

Mark Brunhofer, Senior Staff Accountant

Scott Foley, Staff Attorney

Jennifer Riegel, Senior Staff Attorney

APPENDIX A

Note 2—Business Acquisitions

Javelin Pharma

In July 2010, Hospira completed the acquisition of Javelin Pharmaceuticals, Inc. (“Javelin Pharma”) for a purchase price of $161.9 million. Hospira expects to take advantage of operating synergies between Hospira’s PrecedexTM and Javelin Pharma’s main product candidate, DylojectTM, a post-operative pain management drug currently awaiting FDA approval. The impact, except for the acquisition costs of $7.9 million in 2010 reported in Selling, general and administrative (“SG&A”), of this acquisition was not significant to Hospira’s results of operations through December 31, 2011.

In October 2010, Hospira received a complete response letter from the FDA regarding DylojectTM. Hospira and its third party manufacturer continue to work closely to address all items raised as part of the regulatory process. Timing of resolution and expected launch of the product is uncertain.

During 2011, Hospira ~~finalized the allocation of the purchase price based on the assets acquired and liabilities assumed at their respective fair values on the acquisition date. Upon finalization, Hospira~~ adjusted the preliminary fair values ~~assigned~~ of the assets acquired and liabilities assumed based on additional information which existed at the acquisition date. The opening balance sheet has been adjusted to reflect these changes, inclusive of previous adjustments since the acquisition date. The aggregate adjustments included an increase to goodwill of $72.8 million, an increase to deferred income taxes, net of $43.7 million, a decrease to IPR&D of $114.2 million and a decrease to intangible assets of $2.3 million.

The ~~final allocation of the purchase price is as follows~~ following table summarizes the final fair values of the assets acquired and liabilities assumed:

(dollars in millions)
Intangible assets	$4.5
IPR&D	7.3
Goodwill	97.8
Deferred income taxes, net	57.1
Other liabilities, net	(4.8)
~~Total allocation of purchase price~~ Net assets acquired	$161.9

The $4.5 million of acquired intangible assets includes developed product rights that will be amortized over their estimated useful lives (10 years). The $7.3 million of IPR&D was accounted for as an indefinite-lived intangible assets, however, was subsequently impaired due primarily to changes in the expected project life-cycle management spending. The majority of goodwill, $97.8 million, was assigned to the U.S., Canada, and Latin America reporting units. Goodwill recorded as part of the acquisition includes the expected synergies and other benefits that Hospira believes will result from the combined operations. Goodwill is not deductible for tax purposes.

Orchid Pharma

On March 30, 2010, Hospira completed its acquisition of the generic injectable pharmaceutical business of Orchid Chemicals & Pharmaceuticals Ltd. (“Orchid Pharma”) for $381.0 million which was purchased by and operates under the name Hospira Healthcare India Private Limited (“Hospira India”), a wholly owned subsidiary of Hospira. The acquisition included a beta-lactam antibiotic formulations manufacturing complex and pharmaceutical research and development facility, as well as a generic injectable dosage-form product portfolio and pipeline. Acquisition related charges of $12.3 million were recognized during 2010, the majority of which are in SG&A. The impact of this acquisition was not material to Hospira’s results of operations in 2010, exclusive of the acquisition related charges.

During the second quarter of 2010, Hospira adjusted the preliminary fair values of the assets acquired and liabilities assumed based on additional information which existed at the acquisition date. ~~finalized the allocation of the purchase price for the acquisition by Hospira India based on the assets acquired and liabilities assumed at their respective fair values on the acquisition date of March 30, 2010.~~ The following table summarizes the final fair values of the assets acquired and liabilities assumed ~~allocation of the purchase price is as follows~~:

(dollars in millions)
Current assets, net	$13.3
Property and equipment	88.0
Intangible assets	88.1
IPR&D	13.3
Goodwill	171.1
Deferred income taxes, net	7.2
~~Total allocation of purchase price~~Net assets acquired	$381.0

The $88.1 million of acquired intangible assets includes $83.4 million of developed product rights and $4.7 million of customer relationships that will be amortized over their estimated useful lives (5 to 9 years, weighted average 8 years). The amount allocated to IPR&D is being accounted for as an indefinite-lived intangible asset until completion, regulatory approval or discontinuation. Upon successful completion or regulatory approval of each project, Hospira will make a determination as to the useful life of the intangible asset and begin amortization. Of the $171.1 million of goodwill, $121.5 million was assigned to the Americas reporting unit, $18.4 million was assigned to the EMEA reporting unit, and $31.2 million was assigned to the APAC reporting unit. Goodwill recorded as part of the acquisition includes the expected synergies and other benefits that Hospira believes will result from the combined operations. Goodwill was not expected to be deductible for tax purposes.

TheraDoc

In December 2009, Hospira acquired TheraDoc, Inc. and its Infection Control AssistantTM and Antibiotic AssistantTM products, software applications that automate hospital-wide surveillance for infection-related events and optimize the utilization of antimicrobials. The purchase price was $63.3 million, net of cash acquired. The ~~purchase price was allocated~~ fair value of the net assets acquired was reported in ~~to~~ the Americas segment as follows: intangible assets of $17.1 million, mostly technology based, that will be amortized over their estimated useful lives (5 to 8 years, weighted average 6 years); non-tax deductible goodwill of $47.9 million; and other assets, net of $5.1 million. The impact of this acquisition was not material to Hospira’s results of operations in 2009.